FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated March 10, 2010 (“Decisions of Board of Directors On Dividend Proposal”)

EXHIBIT 99.1

DECISIONS OF BOARD OF DIRECTORS ON DIVIDEND PROPOSAL

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Our Board of Directors decided to propose distribution of cash dividends in an amount of approximately TRY859,259,101 (approximately $560,691,094) of Turkcell’s distributable net income of the current year. This dividend proposal is to be evaluated and decided upon at the Ordinary General Assembly of Shareholders to be held on April 29, 2010. This represents a net and gross cash dividend of TRY0.3905723 (approximately $0.2548596) (39.05723%) per ordinary share with a nominal value of TRY1 and a 50% pay-out ratio.

The details of the dividend proposal of our Board of Directors to the Ordinary General Assembly of Shareholders are presented below:

In accordance with the Capital Markets Board (“CMB”) Communiqué Serial: IV, No: 27 on “Principles Regarding Distribution of Dividends and Interim Dividends To Be Followed by the Publicly Held Joint Stock Corporations Subject to Capital Market Law”, clauses set in the articles of association of our company and the dividend distribution policy that was adopted by our Company, pursuant to the Corporate Governance Principles by the Board of Directors resolution dated November 24, 2004 and numbered 366; the Board of Directors of our Company presents the following dividend distribution proposal, to be evaluated and determined at the Ordinary General Assembly Meeting of our Company which will be held on 29 April 2010.

1.

As a result of the activities of our Company, pertaining to the period between January 1, 2009 and December 31, 2009, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the Capital Markets Board Communiqué Serial: XI numbered 29, named “Communiqué Regarding the Financial Reporting in Capital Markets” is TRY2,249,676,225 (approximately $1,467,977,961) and the commercial profit calculated according to the provisions of Turkish Commercial Code is TRY2,905,002,344 (approximately $1,895,596,962),

2.

As the profit driven from the disposal of immovable assets that has been included in the commercial profit of year 2009 has been transferred to a special fund account in the following fiscal year due to 5/e article of Corporate Tax Law and, as to be in accordance with the provisions set in IAS 27 “Consolidated and Separate Financial

Statements” profits and losses arisen from the transactions between companies included in consolidated financial statements are eliminated, the mentioned amount is not taken into consideration while determining the basis of dividend distribution,

3.

TRY1,716,713,549 (approximately $1,120,204,600) after tax profit calculated according to the consolidated financial statements shall be taken as the basis for dividend distribution in accordance with the weekly bulletin of CMB dated 25/01/2010-29/01/2010 and numbered 2010/4 and “Guide Of Preparation Dividend Distribution Table For Year 2009” which was published by CMB on 27 January 2010.

4.	As the ceiling designated in the Turkish Commercial Code (TCC) for first legal reserve has been reached by our company; no first legal reserve shall be set aside,

5.

TRY1,716,713,549 (approximately $1,120,204,600) is the distributable dividend of the Company, pertaining to year 2009 and TRY1,724,628,149 (approximately $1,125,369,102) calculated by adding TRY7,914,600 (approximately $5,164,502), which is the aggregate amount of the donations made during the year, to the above mentioned amount shall be taken as the first dividend basis,

6.

In accordance with the provisions declared in Capital Markets Board (“CMB”) Communiqué Serial: IV, No: 27 on “Principles Regarding Distribution of Dividends and Interim Dividends To Be Followed by the Publicly Held Joint Stock Corporations Subject to Capital Market Law”, clauses set in the articles of association of our company and the dividend distribution policy that was adopted by our Company with the Board of Directors resolution dated November 24, 2004 and declared to public; TRY344,925,630 (approximately $225,073,821), which is 20% of the first dividend basis, amounting to TRY1,724,628,149 (approximately $1,125,369,102) shall be distributed as the first cash dividend and the secondary reserve amounting to TRY74,925,910 (approximately $48,891,295) shall be separated from the rest of the net distributable current year profit,

a. The total amount of TRY859,259,101(approximately $560,691,094), which shall be distributed in cash, shall be distributed from extraordinary reserves,

b.

As the total amount of TRY859,259,101 (approximately $560,691,094) as mentioned hereinabove, which shall be distributed in cash, has been obtained by the investment incentive utilized within the scope of the investments made during the period prior to April 24, 2003 and investment allowance withholding has been calculated on the same amount in this regard, it shall be distributed without any withholding tax deductions,

c.

In this respect, an amount of TRY0.3905723 (approximately $0.2548596), net and gross, shall be paid in cash equally, to our shareholders for each share, having a nominal value of TRY1 (One Turkish Lira),

The aggregate net amount of cash dividend payment shall be TRY859,259,101 (approximately $560,691,094)

7.	TRY1,641,787,639 (approximately $1,071,313,304) which is the remaining of the current year distributable profit after the cash dividend distribution shall be :

a. Regarded as extraordinary reserves and set aside within the Company,

b.	The withholding tax deductions shall be applicable on the amount, which shall be transferred to 2010 financial year as extraordinary reserves, in case such amount shall be subject to redistribution

8.

Cash dividend payment to our Company’s shareholders, shall commence on 17 May 2010 and shall continue for 15 days in İstanbul Head Office, Çiftehavuzlar, İzmir and Ankara branches of Finans Yatırım Menkul Değerler A.Ş. and also in Central Registry Agency located at Süzer Plaza Askerocağı Cad. No: 15 K: 2 34367 Elmadağ - Şişli İstanbul and shall be made in exchange of the dividend share denominations for year 2009, provided that the physical shares held by the shareholders are registered by the Central Registry Agency and brokerage house authorized for keeping the shares.

* Based on Turkish Central Bank’s TRY/$ exchange rate of TRY1.5325 for March 10, 2010.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 15, 2010	By:	/s/ Koray Öztürkler
Name: Koray Öztürkler Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 15, 2010	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor Relations